UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: August 12, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.88/PR 000/COP-K0F00000/2025

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all the Company’s shareholders to attend the Company’s Extraordinary General Meeting of Shareholders in 2025 (the “Meeting”) which will be held on:

Day/date	:	Wednesday, September 3, 2025
Time	:	14.00 WIB – Finish
Location	:	Online through the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

Pursuant to  Financial Services Authority (“Otoritas Jasa Keuangan” or “OJK”) Regulation No. 15/POJK.04/2020 concerning the Planning and Implementation of General Meetings of Shareholders of Public Companies (“POJK 15/2020”) and OJK Regulation No. 14 of 2025 concerning the Implementation of General Meetings of Shareholders, General Meetings of Bondholders, and General Meetings of Sukuk Holder Electronically (“POJK 14/2025”), the Meeting will be held electronically using the e-GMS system provided by KSEI, namely eASY.KSEI.

The Meeting will be conducted with the following agendas:

1.
Changes to the Management of the Company.

Explanation:

Those Agenda is implemented based on the provisions of:

i.
Government Regulation No. 45 Year 2005 regarding the Establishment, Management, Supervision, and Dissolution of State Owned Enterprise as lastly amended by the Government Regulation No. 23 Year 2022 on Changes to the Government Regulation No. 45 Year 2005 regarding the Establishment, Management, Supervision, and Dissolution of State Owned Enterprise (“PP BUMN”);
ii.
OJK Regulation No. 33/POJK.04/2014 concerning the Board of Directors and Board of Commissioners of Issuers or Public Companies;
iii.
Minister of SOE Regulation No. PER-3/MBU/03/2023 on Organizations and Human Resources of SOEs (“MSOE Regulation 3/2023”); and
iv.
Article 11 paragraph (10), Article 14 paragraph (12), and Article 23 paragraph (6) letter b of the Company’s Articles of Association, where the company’s management is appointed and dismissed by a meeting which must be attended and approved by the Series A Dwiwarna Shareholders, and with due regard to the provisions of Article 25 paragraph (4) of the Company’s Article of Association.

Notes:

1.
This meeting invitation is an official invitation to the meeting to the Company's Shareholders, so that the company's Board of Directors does not send a separate notice to the Company's Shareholders.

2.
The Shareholders who are entitled to attend or to be represented in the Meeting are Shareholders whose names are registered in the Company’s Shareholders Register on Monday, August 11, 2025, or the owners of securities account balances at the Collective Depository of KSEI at the closing of shares trading on Monday, August 11, 2025 ("Shareholders").

3.
The Company urges that the Shareholders register their presence electronically through the eASY KSEI facility or give the power of attorney to the Company’s Securities Administration Bureau (Biro Administrasi Efek/“BAE”), which is PT Datindo Entrycom through the eASY.KSEI facility with the following procedures:
a.
The Shareholders must be registered in advance through the securities ownership reference (“AKSes KSEI”/Acuan Kepemilikan Sekuritas KSEI) facility through the link https://akses.ksei.co.id which is provided by KSEI.
b.
The power of attorney is available for the registered Shareholders through eASY.KSEI at https://easy.ksei.co.id.
c.
In the event that the Shareholders are unable to access eASY.KSEI, the power of attorney may be downloaded on the Company’s website www.telkom.co.id, to grant their power of attorney and vote in the Meeting.
d.
The Shareholders may declare their power of attorney and vote, change the appointment of the proxies and/or choice of a vote for the Meeting agenda, or revoke the power of attorney from the date of the Meeting invitation until 1 (one) business day before the Meeting starts, at 12:00 WIB.

4.
The registration process for the Shareholders who will attend the Meeting electronically through eASY.KSEI must pay attention to the following matters:
a.
The Shareholders mentioned below must register their attendance electronically in eASY.KSEI on the date of the Meeting from 10:00 WIB to 14:00 WIB:
i.
Local individual type Shareholders who have not provided a declaration of presence or power of attorney in eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
ii.
Local individual type Shareholders who have provided a declaration of attendance but have not cast their votes minimal for 1 (one) Meeting agenda on eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
iii.
Proxies of the Shareholders who have given power of attorney to the independent representatives or individual representatives but have not cast their votes minimal for 1 (one) Meeting Agenda on eASY.KSEI until the specified time limit; and/or
iv.
Proxies of the Shareholders who have given power of attorney to the participant/intermediary (custodian bank or securities company) and have cast their votes in eASY.KSEI until the specified time limit.
b.
The Shareholders who have given a declaration of presence or power of attorney to the independent representative or individual representative and have cast their votes for the Meeting agenda in eASY.KSEI, until the specified time limit, does not need to register attendance electronically in eASY.KSEI.
c.
Any delay or failure in the electronic registration process for any reason will result in the Shareholders or their proxies being unable to attend the Meeting electronically, and their shares ownership will not be counted for the attendance quorum.

5.
Guidelines for registration, along with the use, and further explanation regarding eASY.KSEI and KSEI AKSes are available in KSEI website at https://akses.ksei.co.id and https://easy.ksei.co.id, as well as from the Meeting Rules on the Company’s website www.telkom.co.id.

6.
The Notary, assisted by the Company’s BAE, will check and count the votes for the Meeting resolution made based on the Meeting agenda, including the votes submitted by the Shareholders through eASY.KSEI, as well as those submitted at the Meeting.

7.
The materials that will be discussed at the Meeting are available in the Company’s website www.telkom.co.id, starting from the date of this Invitation until the date of the Meeting.

8.
The Company does not provide food and beverages, as well as souvenirs.

9.
The Company may re-announce should there be any changes and/or additional information on the Meeting procedures with regards to prevailing rules and regulations.

Thank you for your attention.

Jakarta August 12, 2025

Directors

PT Telkom Indonesia (Persero), Tbk